Contact

www.linkedin.com/in/silviatower
(LinkedIn)

Top Skills

Strategy
Product Management
Intercultural Communication

Languages

English (Native or Bilingual)
Italian (Native or Bilingual)
Spanish (Full Professional)
Finnish (Professional Working)
German (Professional Working)
French (Elementary)

Silvia Tower (she/her/hers)

Product Management, Maritime Commerce, Startup Advisory, Global
SaaS Products, Artificial Intelligence, Speaker
Boston

Summary

Energetic adventurer and risk-taker. Former banker & Pro Sailor.
Engages in thought-provoking conversations about technology and
philosophy. Connects with other professionals in an authentic and
deeply human manner. Passionate about Ocean Conservation and
Sustainability in Maritime Commerce Operations

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Experience

Veson Nautical
Product Manager
November 2019 - Present (2 years 7 months)
Greater Boston Area

We build market-leading Maritime Commerce software products, and focus
on creating efficient voyage management workflows. By taking data-driven
and user-centric product decisions, we streamline the receipt and processing
of key voyage information, helping maritime shipping professionals make the
most informed decisions as quickly as possible.

Relevant skills: Product Management, B2B SaaS, Maritime Commerce,
Artificial Intelligence

Conscioux
Founder
June 2016 - December 2020 (4 years 7 months)
Greater Boston Area

Drawing the connection between plant-based diets and enhanced cognitive
performance

Our Why
People forget that what they eat directly influences their physiological and
neurological chemical balances...can eating a plant-based diet make us
"smarter", and better performing professionals?

Relevant Skills: Startup Founder, Product Management, Startup Sales

The Knowledge Society (TKS)
Associate Director, Launch Team
August 2019 - September 2019 (2 months)
Greater Boston Area

Ampion, Inc.
Project Manager
June 2017 - February 2018 (9 months)
Greater Boston Area

Relevant Skills: Project Management

Chimaera Labs
Marketing Strategist
February 2017 - June 2017 (5 months)
Cambridge, MA

Relevant Skills: Startup Sales, Project Management, Market Analysis,

Technical Marketing

UBS
Relationship Manager
July 2013 - July 2016 (3 years 1 month)
Zurich

Managed a customized client service for Fortune 500-level clients by advising
on the implementation of software functionalities and optimal usage of the
EquatePlus Fintech platform for stock option administration, trading and other
related financial services
Responsible end-to-end for all ongoing projects of clients in my portfolio,
including planning, implementation, risk control and post-project analysis and
reporting

Relevant Skills: Account Management, Product Management, Project
Management, Corporate Banking

Homburger
Paralegal, Analyst
December 2012 - March 2013 (4 months)
Zurich

Analysis and classification of case documentation in English, Italian, German,
Spanish, and French

Preparation of documentation and strategy for C-level client meetings with Fortune-500 level Swiss banks

Ernst & Young
Advisory Practices, PI Finance Analyst
August 2012 - October 2012 (3 months)
Zurich

Analysis and design of financial services processes in order to restructure and maximize cost efficiency
Analysis and development of global process models for work shadowing

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Education

John Cabot University
Bachelor of Business Administration (B.B.A.), Business Administration, focus on International Business and Finance · (2009 - 2012)

University of Wales
Bachelor of Business Administration (B.B.A.), Business Administration, concentration in International Business · (2009 - 2012)

The New School
Exchange student, Business Administration, Interior Design · (2010 - 2011)